UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Greenbrook TMS Inc.

Full name of Registrant

N/A

Former name if Applicable

890 Yonge Street, 7th Floor

Address of Principal Executive Office (Street and number)

Toronto, Ontario Canada M4W 3P4

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s management has been working to finalize accounting adjustments resulting from the initial transition from International Financial Reporting Standards to U.S. Generally Accepted Accounting Principles. As a result, the Registrant is unable to file its Form 10-K for the year ended December 31, 2023, within the prescribed time period without unreasonable effort or expense and consequently the Registrant’s independent registered public accounting firm will need additional time to complete its audit.

The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Peter Willett	866	928-6076
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Previously, the Registrant’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, as permitted by securities regulators in Canada, as well as in the United States under the status of a “foreign private issuer” as defined under Rule 3b-4 under the Securities Exchange Act of 1934, as amended. At the end of the second quarter of 2023, the Registrant determined that it no longer qualified as a “foreign private issuer” under the Securities and Exchange Commission rules. Consequently, the Registrant is now required to prepare its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Due to differences in accounting treatments between IFRS and US GAAP, certain amounts historically reported for the Registrant's financial position, operating results, and cash flows under IFRS will change under US GAAP standards.

The Registrant expects to realize a net loss for the year ended December 31, 2023 that is significantly less than the prior year net loss, which is primarily driven by the execution of the previously-announced restructuring plan and differences in the net loss previously reported for the year ended December 31, 2022 under IFRS compared to the presentation under US GAAP.

The Registrant believes that these results are materially correct; however, there can be no assurances that the financial and accounting information reported in this filing will not change upon completion of the audit and the filing of the Registrant’s Form 10-K.

Greenbrook TMS Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Bill Leonard
Bill Leonard
President & Chief Executive Officer